Exhibit 99.1

NEWS RELEASE

BIOFUEL REPORTS SECOND QUARTER RESULTS

DENVER, COLORADO — AUGUST 13, 2009 — BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its second quarter results.  For the three months ended June 30, 2009, revenues totaled $106.5 million, which was comprised of $88.3 million from sales of ethanol and $18.2 million from sales of distillers grain.  Net loss attributable to common shareholders was $6.5 million, or $.28 a share, for the three months ended June 30, 2009.  The net loss for the three months ended June 30, 2009 was $9.0 million, which included $2.5 million of losses attributable to noncontrolling interests.

Operating loss for the second quarter was $5.1 million, which resulted from $107.3 million in cost of goods sold, including $79.5 million for corn, and $4.3 million in general and administrative expenses. The Company also had $3.9 million of interest expense in the second quarter, which resulted in the net loss of $9.0 million.  Included in the net loss were $2.0 million of non-recurring expenses such as legal and financial advisory expenses and additional interest expense.  These were related to the Company’s negotiations with the lenders under its senior debt facility arising out of their declaration of Events of Default on May 22, 2009, as previously disclosed. The Company had $6.6 million of depreciation expense for the quarter.  On a combined basis, the plants ran at 100% of their nameplate capacity during the quarter.

For the six months ended June 30, 2009, revenues totaled $204.0 million.  Operating loss for the six months ended June 30, 2009 was $12.8 million, which resulted from $209.9 million in cost of goods sold and $6.9 million in general and administrative expenses.  Net loss attributable to common shareholders was $14.2 million, or $.62 a share, for the six months ended June 30, 2009.  The net loss for the six months ended June 30, 2009 was $20.2 million, which included $6.0 million of losses attributable to noncontrolling interests.

Scott H. Pearce, the Company’s President and Chief Executive Officer, stated: “The second quarter’s results, while disappointing financially, contained several positive elements.  First, our plants again averaged 100% of capacity for the quarter, while we also reduced operating costs through our ongoing optimization initiatives.   We also saw an improvement in crush spreads throughout the quarter, and a return to positive margins beginning in May, that has been part of an ongoing trend since that time.  We accomplished this, despite the declaration of an event of default by our lenders and the resultant operational impacts that such action predictably causes.  We remain in negotiations with our banks and while nothing can be assured, we are optimistic that we will be able to resolve this matter and get back to running the business without the ongoing drag on our financial results and operational performance.”

In the second quarter, the Company borrowed $1.2 million under its construction loan facility and $1.0 million under its working capital facility.  At June 30, 2009, amounts outstanding under the facilities included $194.9 in construction loans and $20.0 million borrowed in working capital loans.  Under the original terms of the senior debt facility, there remained $15.1 million in construction loan availability at June 30, 2009.  Although the Company had expected to use the proceeds from the construction loan availability to fund a debt service reserve of $10.8 million required under the senior debt facility and to pay for remaining project costs, given its continuing discussions with the lenders under the senior debt facility regarding asserted events of default, it is uncertain whether the Company will have access to this remaining availability.  Also, as a result of the assertion of Events of Default by the lenders, the entire $214.9 million drawn under the senior debt facility, and the $19.8 million of subordinated debt, have been reclassified as current on the Company’s most recent balance sheet.  At June 30, 2009, the Company held $4.6 million of cash and equivalents and stockholders’ equity totaled $76.1 million, including $5.9 million of noncontrolling interest.

The Company will host a conference call on Friday, August 14, 2009 beginning at 1:00 p.m. (ET) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 64090.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 162565.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire	For more information:
	Vice President - Finance &	www.bfenergy.com
Chief Financial Officer
(303) 640.6500
kmaguire@bfenergy.com

BioFuel Energy Corp.

(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2008	2009
Summary Income Statement
Net sales	$292	$106,464	$292	$203,958
Cost of goods sold	255	107,307	255	209,872
Gross income (loss)	37	(843)	37	(5,914)
General and administrative expenses:
Compensation expense	2,988	1,580	5,445	3,084
Other	5,409	2,652	7,054	3,790
Operating loss	(8,360)	(5,075)	(12,462)	(12,788)
Interest income	325	27	851	61
Interest expense	—	(3,937)	—	(7,438)
Other non-operating income (expense)	338	(3)	338	(1)
Unrealized gain on derivative financial instruments	10,080	—	10,080	—
Net income (loss)	2,383	(8,988)	(1,193)	(20,166)
Less: Net loss (income) attributable to the noncontrolling interest	(1,435)	2,454	363	5,922
Net income (loss) attributable to BioFuel Energy Corp. common shareholders	$948	$(6,534)	$(830)	$(14,244)

Income (loss) per share - basic attributable to BioFuel Energy Corp. common shareholders	$0.06	$(0.28)	$(0.05)	$(0.62)
Income (loss) per share - diluted attributable to BioFuel Energy Corp. common shareholders	$0.03	$(0.28)	$(0.05)	$(0.62)

Weighted average shares outstanding
Basic	15,223	23,335	15,271	22,921
Diluted	32,656	23,335	15,271	22,921

Additional operational data
Ethanol sold (gallons, in thousands)	—	55,950	—	111,011
Dry distillers grain sold (tons, in thousands)	—	123.7	—	243.5
Wet distillers grain sold (tons, in thousands)	6.6	94.6	6.6	198.8
Average FOB price of ethanol sold (per gallon)	n/a	$1.59	n/a	$1.53
Average FOB price of dry distillers grain sold (per ton)	n/a	$119.76	n/a	$119.51
Average FOB price of wet distillers grain sold (per ton)	$47.79	$40.81	$47.79	$39.11
Average corn cost (per bushel)	n/a	$3.99	n/a	$3.83

Summary Balance Sheet

	December 31,	June 30,
	2008	2009

Cash and equivalents	$12,299	$4,574
Accounts receivable	16,669	21,887
Inventories	14,929	11,445
Certificates of deposit - current	—	4,033
Prepaid expenses	2,153	1,399
Restricted cash - current	612	—
Other current assets	203	460
Property, plant and equipment, net	305,350	294,546
Certificates of deposit - non-current	4,015	—
Debt issuance costs, net	7,917	7,194
Restricted cash - non-current	1,003	1,006
Other non-current assets	574	57
Total assets	$365,724	$346,601

Total current liabilities	$38,157	$246,274
Long-term debt, net of current portion	226,351	17,831
Tax increment financing, net of current portion	5,887	5,632
Derivative financial instrument, net of current portion	83	—
Other non-current liabilities	487	779
Total liabilities	270,965	270,516

BioFuel Energy Corp. stockholders’ equity	80,690	70,207
Noncontrolling interest	14,069	5,878
Total equity	94,759	76,085
Total liabilities and stockholders’ equity	$365,724	$346,601

Total shares outstanding at August 12, 2009 (a)	32,575,322

(a) Includes common shares and class B common shares, net of 809,606 shares held in treasury.